ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

February 19, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Mr. Brion Thompson and Mr. Briccio Barrientos

Re:	Registration Statement on Form N-14 of Allianz Funds Multi-Strategy Trust (the

“Trust”) filed with the U.S. Securities and Exchange Commission (the

“Commission”) on December 24, 2009 (File No. 333-164019) (the “Registration

Statement”)

Dear Mr. Thompson and Mr. Barrientos:

This letter responds to comments of the staff of the Commission (the “Staff”) provided orally by Mr. Brian Thompson (including comments of Mr. Barrientos as delivered by Mr. Thompson) on January 20 and 21, 2010 regarding the Registration Statement of the Trust relating to the proposed acquisition of the assets and liabilities of Nicholas-Applegate International Growth Fund (the “NAIF Fund”), a series of Nicholas-Applegate Institutional Funds, by Allianz NACM International Growth Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”), a series of the Trust, in exchange for shares of the Acquiring Fund (the “Merger”). For convenience of reference, the Staff’s comments have been summarized before each response.

1.	Comment: In the annual fund operating expense table on page 8 of the Prospectus, please retitle the columns labeled “Total Annual Fund Operating Expenses” and “Net Annual Fund Operating Expenses” as, respectively, “Total Annual Fund Operating Expenses (Before Expense Reductions)” and “Total Annual Fund Operating Expenses (After Expense Reductions).” See Instruction 3(e) to Item 3 of Form N-1A.

Response: The requested changes have been made.

2.

Comment: In the annual fund operating expense table on page 8 of the Prospectus/Proxy Statement (the “Prospectus”), an expense waiver of 1.00% is reflected for the Allianz NACM International Growth Fund – Institutional Class. As the table further notes, the term of this waiver runs to March 31, 2010. Because this waiver will be in effect for less than one year following the effectiveness of the Registration Statement, it is therefore inappropriate to include as a column in the annual fund operating expense table. Please revise the table to remove the waiver, and re-calculate the figures in the expense examples table accordingly.

Response: The Trust affirms that the term of the expense waiver noted in the Comment has been extended to March 31, 2011 and therefore, because the waiver will remain in effect more than one year following the effectiveness of the Registration Statement, it is appropriate to reflect in a separate column. The Trust notes supplementally that it has restated all expense information in the Prospectus relating to the Acquiring Fund based on the results of its fiscal year ended November 30, 2009, which recently became available.

3.	Comment: Please provide an analysis supporting the Trust’s determination that the Acquiring Fund will be the accounting survivor of the Reorganization, consistent with the factors set forth in the North America Security Trust (“NAST”) no-action letter (publicly available August 5, 1994).

Response: The NAST Letter sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization. As discussed in the excerpt provided below, asset size is only one factor:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Trust believes that the fund as combined following the Merger (the “Combined Fund”) will most closely resemble the Acquiring Fund, and therefore the Acquiring Fund should be considered the surviving Fund of the Reorganization, for the following reasons:

•

The Combined Fund will have investment objectives, policies and restrictions identical to those of the Acquiring Fund. These investment objectives, policies and restrictions are substantially similar to those of the NAIF Fund, as discussed in the Prospectus; nevertheless, there are certain differences as compared with the NAIF Fund.

•	The Acquiring Fund will be the legal survivor and the Combined Fund will continue to use the Acquiring Fund’s name, “Allianz NACM International Growth Fund.”

•

The portfolio compositions of the Acquiring Fund and NAIF Fund currently overlap significantly. Nevertheless, because the Combined Fund will be managed in accordance with the Acquiring Fund’s current investment objectives and strategies, the portfolio composition of the Combined Fund is expected to resemble more closely that of the Acquiring Fund.

•

The Combined Fund will maintain the current expense structure of the Acquiring Fund (except for the Acquiring Fund’s organizational expenses, all of which were incurred in its prior fiscal year, and an expense cap (to take effect upon the Merger) that differs from, and is lower than, the expense cap currently in place for the Acquiring Fund through March 31, 2011), which differs from the expense structure of the NAIF Fund. For instance, the NAIF Fund currently pays separate advisory and administrative fees under a so-called “unitary” fee structure; by contrast, the Acquiring Fund currently pays a single investment management fee that does not cover a number of the expenses (e.g., custody and transfer agency) that would be covered under a “unitary” fee structure. The Combined Fund will continue to pay a single management fee without a “unitary” fee structure.

•

The Combined Fund will have the same investment manager and sub-adviser as the Acquiring Fund. While the investment adviser to the NAIF Fund will serve as sub-adviser to the Combined Fund, Allianz Global Investors Fund Management LLC, the investment manager to both the Acquiring Fund and the Combined Fund, has never served as investment adviser or administrator to the NAIF Fund.

•

The Acquiring Fund is smaller than the NAIF Fund ($6.5 million vs. $29.1 million, respectively, as of May 31, 2009). However, particularly in view of the fact that both Funds are relatively small, the Trust has determined that the smaller asset size of the Acquiring Fund is outweighed by the other factors set forth above that argue for the conclusion that the Acquiring Fund is the accounting survivor of the Merger.

4.	Comment: Please indicate whether there will be any “forced” repositioning of the NAIF Fund’s investment portfolio in connection with the Merger as a direct result of there being certain holdings of the NAIF Fund that would violate the Acquiring Fund’s policies or investment restrictions. If so, please identify such holdings in the Schedule of Investments in the Pro Forma Financial Statements. If not, please add a statement to the Schedule of Investments to the effect that none of the NAIF Fund’s holdings will be sold to comply with the Acquiring Fund’s policies.

Response: The Trust confirms that any repositioning is at the discretion of the Acquiring Fund’s portfolio managers and is not “forced” as a result of differences in investment policies or restrictions. The following statement has been added at the foot of the Schedule of Investments in the Pro Forma Financial Statements:

“Any sales of NAIF Fund holdings in connection with the Merger will be at the discretion of the Acquiring Fund’s portfolio managers and no holdings will be sold in order to avoid violating any of the Acquiring Fund’s investment policies and restrictions.”

5.	Comment: In the Pro Forma Notes to Financial Statements, to the extent not already disclosed, please state that certain figures contained in the Pro Forma Financial Statements are based on estimates.

Response: In response to the Comment, the following statement (designated by underlining) has been added in the Pro Forma Notes to Financial Statements relating to each Merger:

“Certain figures in the pro forma financial statements are based upon estimates. The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of how the financial statements would have appeared had the Reorganization actually occurred.”

* * * * *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Should you have any questions, please do not hesitate to call me at (617) 951-7467. Thank you for your assistance.

Very truly yours,

/s/ Johnathan Mathiesen

Johnathan Mathiesen

cc:	Brian S. Shlissel

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

4